EXHIBIT 99.1

HEXO Provides Update on "The Path Forward";  Announces Cost Savings Initiatives

This news release constitutes a “designated news release” for the purposes of the Company’s prospectus supplement dated May 11, 2021 to its short form base shelf prospectus dated May 7, 2021 and amended and restated on May 25, 2021.

  On December 14, 2021, HEXO announced “The Path Forward”, a new strategic plan building on the capabilities of its historical business and recent acquisitions to accelerate organic growth, increase market share to become the first amongst its peers to be cash flow positive from operations.
  As part of this strategic plan, the Company expects to reduce its selling, general, and administrative (“SG&A”) expenses by approximately 30% by the end of fiscal 2023.
  The Company has identified $30 million in savings from optimizing its production network and leveraging the capabilities of its recent acquisitions.

GATINEAU, Quebec, Jan. 19, 2022 (GLOBE NEWSWIRE) -- HEXO Corp. (TSX: HEXO; NASDAQ: HEXO) ("HEXO" or the “Company"), a leading producer of high-quality cannabis products, today provided an update on its previously announced strategic plan, "The Path Forward", designed to solidify HEXO’s position as the number one cannabis company in Canada by recreational market share, with the goal of becoming the first amongst its peers to be cash flow positive from operations.

The plan is expected to generate incremental cash flow of approximately $37.5 million in fiscal 2022 and an additional anticipated and approximate $135 million in fiscal 2023 for a total of $175 million over the two years, from a combination of cost reductions and anticipated organic revenue growth.

“It is a strategic imperative for HEXO to strengthen its capital position and restructure the Company’s operations to ensure a path to achieving positive cash flow from operations within the next three quarters,” said Scott Cooper, President and CEO of HEXO. “As an organization we are making strategic decisions quickly to ensure we have the optimal operating footprint we need for the next phase in HEXO’s strategic evolution, while remaining focused on the needs of customers and in our continued efforts in product innovation.”

HEXO is committed to providing its shareholders with updates as the Company executes the strategic plan. Today’s announcement provides updates on two of the five strategic pillars: (i) Streamline and Simplify the Organizational Structure, and (ii) Reduce Manufacturing and Production Costs.

Streamline and Simplify the Organizational Structure

To more closely align the Company’s operating costs with its size, HEXO announced significant cost-saving initiatives to reduce SG&A expenses. These initiatives are expected to represent a 30% reduction in the Company’s SG&A by Fiscal Year End 2023. These cost reductions will be achieved through a combination of reduced reliance on outside consultants, streamlining the organization as a new IT platform is implemented, right-sizing the organization, and realizing the synergistic benefits of the recent acquisitions.

Reduce Manufacturing and Production Costs

In addition to the SG&A savings, the Company has also identified approximately $30 million in additional savings from optimizing HEXO’s production network and leveraging the capacities of its recent acquisitions. Specifically, this includes:

  Transitioning from co-packaging agreement towards in-house production capabilities;
  Leveraging HEXO’s scale to deliver on procurement savings; and
  Reconfiguring the Company’s production network to achieve greater efficiencies, for example, moving vape production and distillate production to the Redecan facility.

Sale of Non-Core Assets and Debt Reduction

Under the strategic plan, the Company has also identified certain non-core assets which may be divested. The Company intends to apply the proceeds from any such sales principally to debt reduction.

As such, HEXO sold its 25% interest in the Belleville Complex Inc. (“BCI”) to Olegna Holdings Inc. (“Olegna”), for approximately $10.1 million. Olegna is the owner of the other 75% of the facility and HEXO will continue to lease the facility for processing, manufacturing and distribution with no changes to the existing lease arrangements. The proceeds will be used to amortize the High Trail Note, as required under the terms of the Note.

The sale of the Company’s interest in BCI to Olegna is a “related party transaction” within the meaning of Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions (“MI 61-101”) because Olegna is majority owned and controlled by Mr. Vincent Chiara, a director of HEXO. HEXO is relying on applicable exemptions from the minority approval and valuation requirements of MI 61-101 on the basis that neither the fair market value of the subject matter of, nor the fair market value of the consideration for, the transaction exceeds 25% of HEXO’s market capitalization.

The sale price for the Company’s interest in BCI was determined by an arm’s length third party appraisal.

The Company will continue to provide updates on the progress of The Path Forward as they develop.

Forward-Looking Statements

This press release contains forward-looking information and forward-looking statements within the meaning of applicable securities laws ("Forward-Looking Statements"). Forward-Looking Statements are based on certain expectations and assumptions and are subject to known and unknown risks and uncertainties and other factors that could cause actual events, results, performance and achievements to differ materially from those anticipated in these Forward-Looking Statements. Forward-Looking Statements should not be read as guarantees of future performance or results. Readers are cautioned not to place undue reliance on these Forward-Looking Statements, which speak only as of the date of this press release. The Company disclaims any intention or obligation, except to the extent required by law, to update or revise any Forward-Looking Statements as a result of new information or future events, or for any other reason.

This press release should be read in conjunction with the management's discussion and analysis ("MD&A") and unaudited condensed consolidated interim financial statements and notes thereto as at and for the three months ended October 31, 2021. Additional information about HEXO is available on the Company's profile on SEDAR at www.sedar.com and EDGAR at www.sec.gov, including the Company's Annual Information Form for the year ended July 31, 2021 dated October 29, 2021.

About HEXO

HEXO is an award-winning licensed producer of innovative products for the global cannabis market. HEXO serves the Canadian recreational market with a brand portfolio including HEXO, Redecan, UP Cannabis, Namaste Original Stash, 48North, Trail Mix, Bake Sale, REUP and Latitude brands, and the medical market in Canada, Israel and Malta. The Company also serves the Colorado market through its Powered by HEXO® strategy and Truss CBD USA, a joint venture with Molson-Coors. With the completion of HEXO's recent acquisitions of Redecan and 48North, HEXO is a leading cannabis products company in Canada by recreational market share. For more information, please visit hexocorp.com.

For further information, please contact:

Investor Relations:

invest@hexo.com

www.hexocorp.com

Media Relations:

(819) 317-0526

media@hexo.com